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                          May 23, 2022

       Ronan O   Caoimh
       Chief Executive Officer
       Trinity Biotech PLC
       IDA Business Park
       Bray, Co. Wicklow
       Ireland

                                                        Re: TRINITY BIOTECH PLC
                                                            Registration
Statement on Form F-3
                                                            Filed May 16, 2022
                                                            File No. 333-264992

       Dear Mr. O   Caoimh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven J. Glusband,
Esq.